December 3, 2021

VIA EDGAR

Matthew S. Williams
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Athene Annuity and Life Company
Initial Registration Statement on Form S-1 File No. 333-252851

Athene Annuity and Life Company
Initial Registration Statement on Form S-1
File No. 333-252893

Dear Mr. Williams:

We are filing today Pre-effective Amendment No. 2 to both above-referenced Registration Statements. The purpose of the amendments is to add financial information, update section 16, and make other minor revisions. We respectfully request that the Staff of the Securities and Exchange Commission afford the above-referenced pre-effective amendments to the Registration Statements selective review in accordance with Securities Act Release No. 6510 (Feb. 15, 1984). Please note that we will be filing separate acceleration requests to declare the Registration Statements effective December 29, 2021.

To assist with your review, I will email you redlines of the Registration Statements. Sections 1-15 are marked against the versions I sent you with the correspondence filing dated November 17, 2021. Section 16 is marked against what was included in Pre-effective Amendment No. 1. The substantive changes in Pre-effective Amendment No. 2 are as follows:

•Section 16:
•Information on the Company’s Business and Property:
•Updated Company’s credit rating information.
•Updated premium and reserves data.
•Updated dates and figures in the information regarding Funding Agreements.
•Updated dates and figures in the information regarding Global Atlantic, STAR and Athene Re IV ceded business.

•Updated dates and figures in Reinsurance, Investment Management and Human Resources sections.
•Updated information to Regulation section, including Insurance Holding Company Regulation, Market Conduct Regulation, Guaranty Associations and ERISA sub-sections.
•Legal Proceedings: Updated information for the dispute regarding certain COLI policies held by the Company.
•Directors and Executive Officers: Updated information.
•Securities Ownership: Updated dates and share information.
•Transactions with Related Persons:
•Updated dates and dollar figures of transactions with Apollo and its affiliates.
•Updated dates and dollar figures for related party investments
•Company Related Risk Factors: Updated risk factor relating to LIBOR calculation process and phasing out of LIBOR after a future date.
•Added Selected Financial Data section.
•Added Note Regarding Forward Looking Statements section.
•Added Management’s Discussion and Analysis section.
•Added Quantitative and Qualitative Disclosures about Market Risk section.
•Added Financial Statements section.

•Part II: Added updated Part II information.

Please contact me if you have any questions or comments on the filings. Thank you for your time.

Sincerely,

/s/ Chris Jefferson

Chris Jefferson
VP & Senior Counsel
Athene Annuity and Life Company